Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Arbor Realty Trust, Inc. for the registration of its common stock, preferred stock, depositary shares, debt securities and warrants and to the incorporation by reference therein of our report dated February 14, 2020, with respect to the consolidated financial statements and schedule of Arbor Realty Trust, Inc. and Subsidiaries, and our report dated February 14, 2020, with respect to effectiveness of internal control over financial reporting of Arbor Realty Trust, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

August 7, 2020